John Keells Holdings

John Keells Holdings Limited

P.O.Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone : 306000 (10 lines) 421101 (8 Lines) Fax : 447087, 439026
e-mail : jkh@keells.com Website : www.keells.com

82-3854

02 SEP 10

August 21, 2002

Attn: Special Counsel Office of Intern[redacted]
Corporate Finance
Securities & Commssions Exchange
Division of Corporate Finance
Fifth Street NW
Washington DC 20549
USA

02049929

SUPPL

Dear Sir/Madam,

JOHN KEELLS HOLDINGS LIMITED

Please find enclosed a letter forwarded to Colombo Stock Exchange regarding the purchase of **Lanka Marine services (private) Limited**.

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

SECRETARIES

Encl.

dlw 9/11

John Keells Holdings

John Keells Holdings Limited

P.O.Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone : 306000 (10 lines) 421101 (8 Lines) Fax : 447087, 439026
e-mail : jkh@keells.com Website : www.keells.com

20 August 2002

The Director,
Colombo Stock Exchange
World Trade Centre
Colombo 1

Attention: Ms Surekha Sellahewa

Dear Sir

Lanka Marine Services (Pvt) Limited

We write to inform you that the Company today executed all Agreements between the Government of Sri Lanka (GOSL), the Company, Ceylon Petroleum Corporation (CPC) and the Sri Lanka Ports Authority (SLPA) relating to the purchase of 90% of the shares of Lanka Marine Services (Pvt) Ltd (LMSL) and made payment of the full purchase consideration of Rs.1,199,362,500/-.

Thank you.

Yours faithfully,

Anushya Coomaraswamy

Miss Anushya Coomaraswamy
Group Finance Director